                                                              Page 1 of 17 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             PARTY CITY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    702145103
                                 (CUSIP Number)

        Michael A. Correale                           Robert J. Small
        Amscan Holdings, Inc.                         c/o Berkshire Partners LLC
        80 Grasslands Road                            One Boston Place
        Elmsford, NY 10523                            Suite 3300
        (914) 345-2020                                Boston, MA 02108
                                                      (617) 227-0050


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2005
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702145103               SCHEDULE 13D                Page 2 of 17 Pages

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS
         Amscan Holdings, Inc.
         IRS IDENTIFICATION No.:  13-3911462

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES       7    SOLE VOTING POWER
      BENEFICIALLY              0
     OWNED BY EACH        ------------------------------------------------------
 REPORTING PERSON WITH     8    SHARED VOTING POWER
                                5,824,481 shares*
                           -----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                           -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SHARED VOTING POWER
         5,824,481 shares*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3% (18.83% of outstanding common stock, excluding beneficially owned shares subject to options and warrants)**

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO



* Beneficial ownership of the common stock, par value $.01 per share, of Party City Corporation ("Common Stock") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 5,824,481 shares reflected in items 8, 11 and 13 above include 58,000 shares issuable upon the exercise of certain stock options and 2,496,000 shares issuable upon the exercise of certain warrants, in each case, subject to the Voting Agreement referred to above.

** The calculations of the percentages referred to herein are based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by Party City Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof, together with 2,554,000 shares issuable upon exercise of certain stock options and warrants.

CUSIP No. 702145103               SCHEDULE 13D                Page 3 of 17 Pages

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS
         AAH Holdings Corporation IRS IDENTIFICATION No.: 20-1033029

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES        7    SOLE VOTING POWER
      BENEFICIALLY               0
     OWNED BY EACH         -----------------------------------------------------
 REPORTING PERSON WITH      8    SHARED VOTING POWER
                                 5,824,481 shares*
                           -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SHARED VOTING POWER
         5,824,481 shares*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3% (18.83% of outstanding common stock, excluding beneficially owned shares subject to options and warrants)**

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO


* Beneficial ownership of the common stock, par value $.01 per share, of Party City Corporation ("Common Stock") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 5,824,481 shares reflected in items 8, 11 and 13 above include 58,000 shares issuable upon the exercise of certain stock options and 2,496,000 shares issuable upon the exercise of certain warrants, in each case, subject to the Voting Agreement referred to above.

** The calculations of the percentages referred to herein are based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by Party City Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof, together with 2,554,000 shares issuable upon exercise of certain stock options and warrants.

CUSIP No. 702145103               SCHEDULE 13D                Page 4 of 17 Pages

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS
         Berkshire Fund V, Limited Partnership
         IRS IDENTIFICATION No.:  04-3423237

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

--------------------------------------------------------------------------------
    NUMBER OF SHARES        7    SOLE VOTING POWER
      BENEFICIALLY               0
     OWNED BY EACH         -----------------------------------------------------
 REPORTING PERSON WITH      8    SHARED VOTING POWER
                                 5,824,481 shares*
                           -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SHARED VOTING POWER
         5,824,481 shares*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3% (18.83% of outstanding common stock, excluding beneficially owned shares subject to options and warrants)**

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         PN


* Beneficial ownership of the common stock, par value $.01 per share, of Party City Corporation ("Common Stock") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 5,824,481 shares reflected in items 8, 11 and 13 above include 58,000 shares issuable upon the exercise of certain stock options and 2,496,000 shares issuable upon the exercise of certain warrants, in each case, subject to the Voting Agreement referred to above.

** The calculations of the percentages referred to herein are based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by Party City Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof, together with 2,554,000 shares issuable upon exercise of certain stock options and warrants.

CUSIP No. 702145103               SCHEDULE 13D                Page 5 of 17 Pages

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS
         Berkshire Fund VI, Limited Partnership
         IRS IDENTIFICATION No.:  04-3968397

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

--------------------------------------------------------------------------------
    NUMBER OF SHARES       7    SOLE VOTING POWER
      BENEFICIALLY              0
     OWNED BY EACH        ------------------------------------------------------
 REPORTING PERSON WITH     8    SHARED VOTING POWER
                                5,824,481 shares*
                          ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SHARED VOTING POWER
         5,824,481 shares*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3% (18.83% of outstanding common stock, excluding beneficially owned shares subject to options and warrants)**

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         PN

* Beneficial ownership of the common stock, par value $.01 per share, of Party City Corporation ("Common Stock") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 5,824,481 shares reflected in items 8, 11 and 13 above include 58,000 shares issuable upon the exercise of certain stock options and 2,496,000 shares issuable upon the exercise of certain warrants, in each case, subject to the Voting Agreement referred to above.

** The calculations of the percentages referred to herein are based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by Party City Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof, together with 2,554,000 shares issuable upon exercise of certain stock options and warrants, in each case, subject to the Voting Agreement referred to above.

CUSIP No. 702145103              SCHEDULE 13D                Page 6 of  17 Pages

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS
         Berkshire Investors LLC
         IRS IDENTIFICATION No.: 04-3309729

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

--------------------------------------------------------------------------------
    NUMBER OF SHARES        7    SOLE VOTING POWER
      BENEFICIALLY               0
     OWNED BY EACH         -----------------------------------------------------
 REPORTING PERSON WITH      8    SHARED VOTING POWER
                                 5,824,481 shares*
                           -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SHARED VOTING POWER
         5,824,481 shares*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3% (18.83% of outstanding common stock, excluding beneficially owned shares subject to options and warrants)**

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         OO

* Beneficial ownership of the common stock, par value $.01 per share, of Party City Corporation ("Common Stock") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 5,824,481 shares reflected in items 8, 11 and 13 above include 58,000 shares issuable upon the exercise of certain stock options and 2,496,000 shares issuable upon the exercise of certain warrants, in each case, subject to the Voting Agreement referred to above.

** The calculations of the percentages referred to herein are based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by Party City Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof, together with 2,554,000 shares issuable upon exercise of certain stock options and warrants.

                                                              Page 7 of 17 pages

      ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (together with options and warrants to purchase common stock, the "Common Stock"), of Party City Corporation, a Delaware corporation ("Party City"). The address of Party City's principal executive office is 450 Commons Way, Building C, Rockaway, NJ 07860.

      ITEM 2. IDENTITY AND BACKGROUND

(A) NAME

      This statement is being filed jointly by the following: (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Amscan Holdings, Inc., a Delaware corporation ("AHI"), (ii) AAH Holdings Corporation, a Delaware corporation ("AAH"), (iii) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (iv) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI"), and (v) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors").


      Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire"), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire"), is the general partner of Fund VI. The managing members of Fifth Berkshire are:
Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

      Fund V, Fund VI and Berkshire Investors collectively own a majority of the outstanding capital stock of AAH. AAH owns all of the outstanding capital stock of AHI.

      Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.


(B) BUSINESS ADDRESS

      The principal business address of AHI and AAH is 80 Grasslands Road, Elmsford, NY 10523. The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of Fund V, Fund VI, Berkshire Investors, Fifth Berkshire and Sixth Berkshire: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners LLC).

                                                              Page 8 of 17 pages

(C) PRINCIPAL BUSINESS

      AHI, together with its subsidiaries, designs, manufactures and distributes party goods, including paper and plastic tableware, stationary products, decorative accessories and novelties, with designs available for all everyday and seasonal occasions. AAH owns all of the outstanding equity securities of AHI and does not engage in any other business.

      The principal business of each of Fund V, Fund VI, and Berkshire Investors is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI and certain other affiliated funds. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire Partners LLC, the managing entity of Fund V, Fund VI and Berkshire Investors.

(D AND E) NO CONVICTIONS OR PROCEEDINGS.

      During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire, or the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F) CITIZENSHIP

      Each of AHI and AAH is organized under the laws of the State of Delaware. Each of Fund V, Fund VI, Berkshire Investors, Fifth Berkshire, and Sixth Berkshire is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.


      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On September 26, 2005, AHI, BWP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of AHI (the "Merger Sub") and Party
City entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that, subject to certain conditions, Merger Sub will be merged with and into Party City (the "Merger"), with Party City continuing as the surviving corporation after the Merger (the "Surviving Corporation"). In connection with the Merger Agreement, as a condition to the willingness of AHI to enter into the Merger Agreement, and as an inducement and in consideration therefore, AHI entered into a Voting Agreement, dated as of September 26, 2005 (the
"Voting Agreement"), with Michael E. Tennenbaum, Tennenbaum Capital Partners, LLC, Tennenbaum & Co., LLC, Special Value Bond Fund, LLC, Special Value Absolute Return Fund, LLC and Special Value Bond

                                                              Page 9 of 17 pages

 Fund II, LLC (the "Principal Stockholders"). By reason of AHI's entering into the Voting Agreement with the Principal Stockholders, AHI may be deemed to have acquired beneficial ownership of the shares of Party City Common Stock that are the subject of the Voting Agreement pursuant to Rule 13d-3(a)(1). By virtue of their direct and indirect ownership of all of AHI's capital stock, AAH, Fund V, Fund VI and Berkshire Investors may be deemed to have acquired beneficial ownership of the shares of Party City Common Stock that are the subject of the Voting Agreement. The transactions contemplated by the Voting Agreement do not require the expenditure of any funds. AHI anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of debt and equity financing.


      ITEM 4. PURPOSE OF TRANSACTION

      Merger Agreement

      As noted in Item 3 above, pursuant to the Merger Agreement, in order for AHI to fulfill its overall purpose of acquiring 100% of the outstanding common stock of Party City, AHI, Merger Sub and Party City have agreed to consummate the Merger in accordance with and subject to the terms and conditions of the Merger Agreement. At the effective time of the Merger (the "Effective Time") and as a result of the Merger, each share of common stock of Party City issued and outstanding immediately prior to the Effective Time (other than shares owned by AHI or Merger Sub, shares owned by any direct or indirect wholly-owned subsidiary of Party City and any dissenting shares whose holders have perfected their rights to dissent as described in the Merger Agreement) shall be automatically converted into the right to receive seventeen dollars and fifty cents ($17.50) in cash, without interest (the "Merger Consideration"). As of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and subject to rights of dissenting shares under the Merger Agreement, each holder of a certificate representing any such shares shall cease to have any rights with respect thereto except the right to receive Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement, without interest. Completion of the Merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and approval of the Merger Agreement by a vote of the holders of not less than a majority of the outstanding shares of common stock of Party City.

      Voting Agreement

      As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of AHI to enter into the Merger Agreement, and as an inducement and in consideration therefore, on September 26, 2005, AHI entered into the Voting Agreement with the Principal Stockholders. Note that our description of the terms of the Voting Agreement focuses on voting provisions and is not a complete description of the Voting Agreement. Please refer to the text of the Voting Agreement incorporated by reference herein. Pursuant to the Voting Agreement, the Principal Stockholders have agreed that, during the period from and including September 26, 2005 through and including the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) written notice of termination of the Voting Agreement by AHI to the Principal Stockholders (the "Voting Period"), they will vote (or cause to be voted) with respect to the Covered Shares beneficially owned by them as of the applicable record date, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought, the Principal Stockholder shall (i) when a

                                                             Page 10 or 17 pages


meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Covered Shares in favor of the approval of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) vote (or cause to be voted) the Covered Shares against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of Party City or any of its subsidiaries (other than pursuant to the Merger) or any other Takeover Proposal (as defined below).

      "Covered Shares" means all of the shares of Common Stock of which the Principal Stockholders were beneficial owners as of September 26, 2005, as well as any securities issued or exchanged with respect to such shares of Common Stock upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of Party City or any other change in Party City's capital structure or securities of which such stockholder acquires beneficial ownership after the date of the Voting Agreement and prior to the termination of the Voting Agreement, whether by purchase, acquisition, or upon exercise of options, warrants, conversion of other convertible securities or otherwise.

      "Takeover Proposal" means any inquiry, proposal or offer relating to (A) any business combination with or any direct or indirect acquisition, in a single transaction or a series of transactions and whether by way of a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction or otherwise, of (i) Party City, (ii) twenty-five (25) percent or more of any class of Party City's outstanding shares of capital stock or any other voting securities of the Party City or its subsidiaries (iii) 25% or more of the fair market value of the assets of Party City and its subsidiaries taken as a whole;
(B) any tender offer (including a self-tender offer) or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person or group beneficially owning 25% or more of any class of the capital stock of Party City or the filing with the Securities and Exchange Commission (the "Commission") of a Schedule TO or a registration statement under the Securities Act in connection therewith, or (C) any combination of the foregoing.

      In connection with their performance under the Voting Agreement, each of the Principal Stockholders irrevocably appointed AHI (and the president, secretary or any other designee of AHI) as his or its attorney-in-fact, to vote (or cause to be voted) the Covered Shares during the Voting Period to the extent described above. The proxy and power of attorney granted pursuant to the Voting Agreement shall terminate automatically upon termination of the Voting Agreement.


      Each of the Principal Stockholders has agreed not to, other than pursuant to the terms of the Voting Agreement or the Merger Agreement and except with respect to item (ii) below, without the prior written consent of AHI or as otherwise provided in the Voting Agreement, during the term of the Voting Agreement, such Principal Stockholder agreed to not, directly or indirectly,
(i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (ii) sell, pledge, assign, transfer, encumber or otherwise dispose of (including by merger,

                                                             Page 11 of 17 pages

consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law), any Covered Shares. The Principal Stockholders and AHI delivered joint written instructions to Party City and Party City's transfer agent stating that the owned shares subject to the Voting Agreement may not be sold, transferred, pledged, assigned, hypothecated, tendered or otherwise disposed of in any manner without the prior written consent of Parent or except in accordance with the terms and conditions of the Voting Agreement. If any Covered Shares are acquired after the date of the Voting Agreement by a Stockholder, the foregoing instructions shall be delivered upon acquisition of such Covered Shares. Under the terms of the Voting Agreement, AHI can direct the Principal Stockholder to exercise the warrant to purchase 2,496,000 shares, at any time prior to the record date of the special meeting of shareholders.


      The voting provisions of the Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) written notice of termination of the Voting Agreement by AHI to the Principal Stockholders as provided therein.

      Pursuant to the Merger Agreement, immediately prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the surviving corporation. The officers of Party City immediately prior to the Effective Time shall be the officers of the surviving corporation. Additionally, at the Effective Time, the certificate of incorporation and bylaws of Merger Sub shall be the certificate of incorporation and bylaws of the Surviving Corporation. Following the consummation of the Merger, AHI intends that the Common Stock will be delisted from NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to these agreements, copies of which are incorporated herein by reference to Exhibits 2.1 and 10.1 of Party City's 8-K filed with the Commission on September 27, 2005.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      As a result of the Voting Agreement, as of September 26, 2005, the Reporting Persons may be deemed to beneficially own 3,270,481 shares of Common Stock, 58,000 shares of Common Stock issuable upon the exercise of certain options and 2,496,000 shares of Common Stock issuable upon exercise of certain warrants, which represents approximately 29.3% of outstanding common stock, based on 17,319,386 shares of Common Stock issued and outstanding as of September 26, 2005 together with the 2,554,000 shares issuable upon exercise of certain stock options and warrants, which number is based on the representation regarding outstanding shares of Common Stock made by Party City in the Merger Agreement. The Reporting Persons share voting power over the shares beneficially owned pursuant to the Voting Agreement. To the best knowledge of the Reporting Persons, other than as set forth above, none of the Berkshire Principals or the executive officers or directors of any Reporting Person beneficially owns any shares of Party City Common Stock. Under the terms of the Voting Agreement, AHI can direct the Principal Stockholder to exercise the warrant to purchase 2,496,000 shares, at any time prior to the record date of the special meeting of shareholders.

                                                             Page 12 of 17 Pages

      By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

      As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own the securities subject to the Voting Agreement. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such securities.

      As the ultimate general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own the securities subject to the Voting Agreement. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such securities.

      By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire and Berkshire Investors the Berkshire Principals may be deemed to possess indirect beneficial ownership of the securities beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such securities.

      Except as described above, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, none of the Berkshire Principals or the executive officers or directors of any Reporting Person, has effected any transactions in the securities of Party City during the past sixty days.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

      ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1        Joint Filing Undertaking, dated as of October 4, 2005.

99.2 Agreement and Plan of Merger, dated as of September 26, 2005, by and among Amscan Holdings, Inc., BWP Acquisition, Inc. and Party City Corporation (incorporated by reference to Exhibit 2.1 of Party City's 8-K filed with the Commission on September 27, 2005).

99.3 Voting Agreement, dated as of September 26, 2005, by and among Amscan Holdings, Inc., Michael E. Tennenbaum, Tennenbaum Capital Partners, LLC, Tennenbaum & Co., LLC, Special Value Bond Fund, LLC, Special Value Absolute Return Fund, LLC and Special Value Bond Fund II, LLC (incorporated by reference to Exhibit 10.1 of Party City's 8-K filed with the Commission on September 27, 2005).

                                                             Page 13 of 17 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 5, 2005              AMSCAN HOLDINGS, INC.



                                     By:  /s/ Robert J. Small
                                        --------------------------
                                        Name: Robert J. Small
                                        Title:  Chairman of the Board

                                     AAH HOLDINGS CORPORATION



                                     By:  /s/ Robert J. Small
                                        --------------------------
                                        Name: Robert J. Small
                                        Title:  Chairman of the Board

                                     BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                     By: Fifth Berkshire Associates LLC, its
                                     General Partner


                                     By:  /s/ Robert J. Small
                                        --------------------------
                                        Name: Robert J. Small
                                        Title:  Managing Director

                                                             Page 14 of 17 Pages

                                     BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                     By: Sixth Berkshire Associates LLC, its
                                     General Partner


                                     By:  /s/ Robert J. Small
                                        --------------------------
                                        Name: Robert J. Small
                                        Title:  Managing Director

                                     BERKSHIRE INVESTORS LLC



                                     By:  /s/ Robert J. Small
                                        --------------------------
                                        Name: Robert J. Small
                                        Title:  Managing Director

                                                             Page 15 of 17 Pages

                                  EXHIBIT INDEX

99.1        Joint Filing Undertaking, dated as of October 4, 2005.

99.2 Agreement and Plan of Merger, dated as of September 26, 2005, by and among Amscan Holdings, Inc., BWP Acquisition, Inc. and Party City Corporation (incorporated by reference to Exhibit 2.1 of Party City's 8-K filed with the Commission on September 27, 2005).

99.3 Voting Agreement, dated as of September 26, 2005, by and among Amscan Holdings, Inc., Michael E. Tennenbaum, Tennenbaum Capital Partners, LLC, Tennenbaum & Co., LLC, Special Value Bond Fund, LLC, Special Value Absolute Return Fund, LLC and Special Value Bond Fund II, LLC (incorporated by reference to Exhibit 10.1 of Party City's 8-K filed with the Commission on September 27, 2005).